October 6, 2008

Via EDGAR and Fax (202 772 9202)

Ms. Lauren Nguyen

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop: 3561

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	BJ’s Restaurants, Inc
Form 10-K for the fiscal year ended January 1, 2008
File No. 000-21423

Dear Ms. Nguyen:

On behalf of BJ’s Restaurants, Inc., I am responding to your letter dated September 2, 2008 relating to the above-referenced annual report. Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter. For your convenience, we have included a copy of the text of your comment above each of our responses.

Form 10-K

1.	Comment: Please revise the signature page to also include the principal accounting officer. Refer to General Instructions D.(2). For Signatures on Form 10-K.

Response: Please note that our Chief Financial Officer is our principal accounting officer and did sign the 10-K. However, we will revise our signature page in future filings to specifically designate the principal accounting officer in order to comply with the General Instructions D.(2). For Signatures on the Form 10-K.

Schedule 14A

Compensation Discussion and Analysis, page 15

Role of Executive Officers in Compensation Decisions, page 15

2.	Comment: You state that the chief executive officer is involved in the review of compensation matters with the Compensation Committee. Please disclose in reasonably complete detail the role of the chief executive officer in your compensation in future filings.

Response: We note the Staff’s comment and will provide the requested detail regarding our chief executive officer’s role in compensation decisions in our future filings.

Elements of Executive Compensation, page 17

3.	Comment: Your disclosure suggests that certain agreed-upon individual performance objectives are a factor in incentive bonuses. In future filings, please disclose and analyze how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how the committee weighted them and factored them into specific compensation decisions. See Item 402(b)(2)(vii) and Item 402(b)(1)(v) of Regulation S-K. To the extent you believe that the disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide (on a supplemental basis) a detailed explanation for such conclusion. Please also note that to the extent that you have appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Response: We note the Staff’s comments and will provide the requested disclosure regarding how individual performance objectives contribute to actual compensation for the named executive officers.

In addition to our responses listed above to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please do not hesitate to call me at (714) 500-2440 if you have any further comments or questions regarding this response.

We greatly appreciate you taking the time to review our filings and providing us the comments above so that we may improve our disclosures in our future filings.

Sincerely,

/s/ Greg Levin
Greg Levin
EVP, Chief Financial Officer & Principal Accounting Officer
BJ’s Restaurants, Inc.